EXHIBIT J

Arcturus Therapeutics Founder Joseph Payne Welcomes Court Decision to Set Date
and Agenda of Extraordinary General Meeting to Vote for New Board Members

•	Court rules that a notification for Extraordinary General Meeting must be issued this week

•	The Extraordinary General Meeting to be scheduled between June 18 and June 24, 2018

•	Court ruling also establishes an agenda for the June meeting that is substantially identical to the agenda Mr. Payne previously called for

•	Change in Arcturus board restores competency and provides new path to significant growth

SAN DIEGO, Calif., May 14, 2018 (GLOBE NEWSWIRE) -- Joseph Payne, Founder and largest shareholder of Arcturus Therapeutics Ltd. (NASDAQ:ARCT) (“Arcturus” or the “Company”), owning approximately 13.7% of the issued and outstanding shares, yesterday welcomed the Israeli Court's (the “Court”) decision to uphold shareholders' rights by sanctioning an Extraordinary General Meeting (“EGM”) of shareholders for this June.

“We are very pleased that the Court has put an end to the Company's multiple attempts to prevent shareholders from exercising their fundamental right to vote their shares,” said Mr. Payne. “The current Board of Directors' ongoing entrenchment tactics and never-ending, frivolous litigation has been costly and wasteful. Shareholders look forward to finally replacing this self-motivated, wasteful Board and bringing positive change to Arcturus.”

Mr. Payne requisitioned an EGM in February for the purpose of revitalizing the Company with a new Board of highly qualified independent and experienced nominees — Peter Farrell, Andrew Sassine, James Barlow and Magda Marquet. However, after originally scheduling the EGM for May 7, 2018, Arcturus' current Board of Directors (the “Board”) ignored its fiduciary duty and legal obligation to hold the EGM and instead announced it would postpone the shareholder vote indefinitely.

The Court ruled:

•	The summons for the EGM is to be sent out by the Company before May 20, 2018

•	The EGM is to be scheduled within 35 days of the summons being sent out

“With the Court sanctioning this meeting, we are now just weeks away from putting an end to the value destruction that shareholders have experienced and look forward with renewed commitment to an exciting R&D pipeline supported by a talented new board with the requisite experience, track record, and desire to propel Arcturus into a multibillion dollar company,” added Mr. Payne.

In the meantime, Mr. Payne calls upon the current Board to act in accordance with their fiduciary duties and manage the affairs of the company in good faith until the EGM is held. Mr. Payne further urges the Board to refrain from further expenditures and last ditch reckless actions, such as the several that they have attempted to take over the last few months, solely for the purpose of entrenching themselves against the wishes and best interests of the shareholders.

Mr. Payne noted, “Despite attempts of the Board to the contrary, the future is now clear to shareholders — change is on the way and a better performing Arcturus is just around the corner.”

Mr. Payne will be providing shareholders with proxy materials in due course. Shareholders are urged not to vote any proxy until they have received and reviewed materials from Mr. Payne.

ADVISORS

Kingsdale Advisors is acting as strategic shareholder and communications advisor to Mr. Payne.

For further information:

Ian Robertson

Executive Vice President

Communication Strategy

Kingsdale Advisors

Direct: 646-651-1640

Cell: 647-621-2646

Email: irobertson@kingsdaleadvisors.com